

20004511

Securities and Exchange Commission
Trading and Markets

FEB 2 4 2020

RECEIVED

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53205

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/19__ AND ENDING __12/31/19__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Financial Securities, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6003 University Ave, Ste C
(No. and Street)

Cedar Falls   IA   50613
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
H. Richard Dobson, Jr.   (319) 277-3553
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen, LLP
(Name – if individual, state last, first, middle name)

801 Felix Street   St. Joseph   MO   64501
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing

FEB 2 4 2020

Washington, DC

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _H. Richard Dobson, JR._ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _American Financial Securities, Inc._ , as of _12/31_ , 20 _19_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

JANELL MEYER-SMALLEY
COMMISSION NO. 739191
MY COMMISSION EXPIRES
FEBRUARY 17, 2021
NOTARIAL SEAL
IOWA

Signature

CCO/Vice President/FmOp
Title

Janell Meyer-Smalley
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN FINANCIAL SECURITIES, INC.
Cedar Falls, Iowa

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
December 31, 2019

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
American Financial Securities, Inc.
Cedar Falls, Iowa

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Financial Securities, Inc. (the Company) as of December 31, 2019, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.


A member of
Nexia
International

Board of Directors
American Financial Securities, Inc.
Page 2

Supplementary Information

The supplementary information (Schedule I, Computation of Net Capital under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (exemption); Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (exemption); Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption), is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarson Allen LLP

CliftonLarsonAllen LLP

We have served as the Company's auditor since 2012.

St. Joseph, Missouri
February 10, 2020

AMERICAN FINANCIAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash and cash equivalents	$	12,247
Regulatory deposit		156
Prepaid expenses		4,191
TOTAL ASSETS	$	16,594

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	20
Accrued liabilities		150
Total liabilities		170
Stockholder's equity:		
Common stock, no par value, stated value $5 per share,		
1,000 shares authorized, issued, and outstanding		5,000
Additional paid-in-capital		83,000
Accumulated deficit		(71,576)
Total stockholder's equity		16,424
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	16,594

The accompanying notes are an integral part of the financial statements.

AMERICAN FINANCIAL SECURITIES, INC.
STATEMENT OF INCOME
Year Ended December 31, 2019

REVENUE

Commissions earned		$ 24,254

EXPENSES,

Commissions expense	11,155	
Professional	24,970	
Management	6,000	
Apportioned clerical support	2,292	
Registration and regulatory	5,826	
Dues and subscriptions	2,356	
Other	1,282	
Total expenses		53,881
NET LOSS		$ (29,627)

The accompanying notes are an integral part of the financial statements.

4

AMERICAN FINANCIAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2019

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
BALANCE, JANUARY 1, 2019	$ 5,000	$ 65,000	$ (41,949)	$ 28,051
Net loss	-	-	(29,627)	(29,627)
Capital contributions		18,000		18,000
BALANCE, DECEMBER 31, 2019	$ 5,000	$ 83,000	$ (71,576)	$ 16,424

The accompanying notes are an integral part of the financial statements.

AMERICAN FINANCIAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (29,627)	
Adjustments to reconcile net loss to net cash		
Used in operating activities:		
Effects of changes in operating assets and liabilities:		
Prepaid expenses	(1,504)	
Regulatory deposit	20	
Accrued liabilities	(240)	
Net cash used in operating activities		(31,351)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	18,000	
Net cash provided by financing activities		18,000
NET DECREASE IN CASH AND CASH EQUIVALENTS		(13,351)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		25,598
CASH AND CASH EQUIVALENTS, END OF YEAR		$ 12,247

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

American Financial Securities, Inc., (the Company) is a limited broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k) (1) of rule 15c3-3 of the Securities and Exchange Commission and claims exemption from the remaining provisions of that rule.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America rrequires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

Revenue Recognition

Commissions due from the sale of mutual funds and variable annuities are determined by applying a commission rate, which is determined by the Mutual Fund Company or insurance company, to the face amount of the mutual fund or variable annuity sold. Commissions are considered to be earned on a trade date basis when the customer funds are accepted by the mutual fund or variable annuity company. This method is used because management considers the amount of revenue to be determinable and all related performance obligations complete.

Trail fees on mutual funds and variable annuities are earned over the time period the customer holds the related investment product. They are determined by applying the rate to the current value of the customer's investment. The rate and timing of trail fees are determined by the mutual fund company or the insurance company. Trail fees are considered to be earned when received. This method is used because management considers the amount of revenue to be determinable and all related performance obligations complete at the time trail fees are received.

AMERICAN FINANCIAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2019

For the year ended December 31, 2019, American Financial Securities, Inc. earned revenue from the following investment types:

Variable Annuities	$3,166
Mutual Funds	413
Trail Fees – Variable Annuities	4,651
Trail Fees – Mutual Funds	16,024
Total Revenue	$24,254

There were no accounts receivable from customer contracts on January 1, 2019 or December 31, 2019.

Receivables

Commissions receivable are uncollateralized obligations generated by the sale of mutual funds and insurance products. Each fund company and insurance company has a different timeframe for the payment of the commissions, so there is no set policy for determining when a receivable becomes delinquent. Interest is not accrued on commission's receivable.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the Company's stockholder is liable for federal and state income taxes on the Company's income in his individual income tax returns.

The Company follows the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic ASC 740-10 and has evaluated for uncertain tax positions. Management has determined that there are no uncertain tax positions as of December 31, 2019. The tax returns for the past three years remain open for examination by tax jurisdictions.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company occupies office space in offices owned by Black Hawk Properties, which is owned by the Company's stockholder. For the year ended December 31, 2019 the Company incurred $6,000 of management fees and $2,292 in apportioned clerical support to Investors Professional Services, Inc. (IPS), a company owned by substantially the same owner as the Company. Of the $2,292 in clerical support, $150 was accrued for services rendered in December 2019. Included in the management fee is rent for the office space.

The company pays commissions to its representatives based on their sales. For the year ended December 31, 2019, the Company paid $9,978 in commissions to a relative of the Company's stockholder.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

This information is an integral part of the accompanying financial statements.

At December 31, 2019, the Company had net allowable capital of $12,077, which is in excess of the $5,000 requirement under Rule 15c3-1. The Company has aggregate indebtedness of $170 which results in a ratio of .01 to 1.

There are no material differences between these financial statements and the December 31, 2019 financial statements filed with FINRA.

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

The Company derived approximately 76% of its revenue from three investment companies during the year ended December 31, 2019

NOTE 5 - SUBSEQUENT EVENTS

Management evaluated subsequent events through February 10, 2020 which is the date these financial statements were issued. Events or transactions occurring after December 31, 2019, but prior to February 10, 2020 that provide additional evidence about conditions that existed at December 31, 2019, have been recognized in the financial statements for the year ended December 31, 2019. An additional paid in capital of $16,000 was made on January 28, 2020.

NOTE 6 – LIQUIDITY

As shown in the accompanying statements, the Company incurred a net loss of $29,627 during the year ended December 31, 2019 and is not generating cash from operations. Those factors create uncertainty about the Company's ability to continue as a going concern. Management of the Company has evaluated these conditions through receiving a support letter from its owner that will provide all necessary funds for the Company to continue operating with excess regulatory net capital through March 1, 2021.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTARY INFORMATION

AMERICAN FINANCIAL SECURITIES, INC.
SCHEDULE I, COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2019

TOTAL STOCKHOLDER'S EQUITY		$ 16,424
Non-allowable assets		
Regulatory deposit	$ 156	
Prepaid expenses	4,191	
Total non-allowable assets		4,347
NET CAPITAL		$ 12,077
Aggregate Indebtedness		
Included in the statement of financial condition:		
Accounts payable	$ 20	
Accrued liabilities	150	
Total aggregate indebtedness		$ 170
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)		$ 11
Minimum dollar net capital requirement of reporting broker or dealer		$ 5,000
Net capital requirement		$ 5,000
Excess net capital		$ 7,077
Net capital less greater of 10% of aggregate indebtedness Or 20% of minimum dollar net capital requirement		$ 6,077
Ratio of aggregate indebtedness to net capital		.01 to 1

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as December 31, 2019)

There were no material differences between this calculation and stockholders equity and net capital as reported in the Company's Focus Report Part IIA.

AMERICAN FINANCIAL SECURITIES, INC.
SCHEDULE II, COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER EXHIBIT A OF RULE 15c3-3 (exemption)
December 31, 2019

The computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included as American Financial Securities, Inc. claims exemption from such computation under Section (k)(1), as the Company does not carry customers' accounts on its books.

AMERICAN FINANCIAL SECURITIES, INC.
SCHEDULE III, INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 (exemption)
December 31, 2019

Information relating to possession or control requirements is not included therein as the Company claims exemption pursuant to Section (k)(1), since the Company does not carry customers' accounts on its books.

P.O. Box 1127
Cedar Falls, Iowa 50613

American Financial Securities, Inc.

Member FINRA/ SIPC

Shipping Address:
6003 University Avenue, #C
Cedar Falls, Iowa 50613
Phone: 319-277-3553
Fax: 319-277-0798

EXEMPTION REPORT
SEC Rule 17a-5(d) (4)

January 9, 2020

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d) (4):

- American Financial Securities, Inc. is a broker/dealer registered with the SEC and FINRA.

- American Financial Securities, Inc. claimed an exemption under paragraph (k) (1) of Rule 15c3-3 for the fiscal year ended December 31st, 2019.

- American Financial Securities, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(1) of the rule, of which, the identity of the specific conditions are as follows:

  - ➤ Maintain a minimum net capital requirement of $5,000 pursuant to SEC rule 15c3-3 (k) (1) of the Net Capital Rule; and operate pursuant to SEC rule 15c3-3(k)(1) (the Customer Protection Rule), limiting business to the distribution of mutual funds and/or variable life insurance or annuities. American Financial Securities, Inc. will not hold customer funds or safe-keep customer securities.

- American Financial Securities, Inc. has met the identified exemption provisions in paragraph (k) (1) of Rule 15c3-3 throughout the period of January 1st, 2019 through December 31st, 2019 without exception.

- American Financial Securities, Inc. has not recorded any exceptions to the exemption provision in paragraph (k) (1) of Rule 15c3-3 for the period of January 1st, 2019 through December 31st, 2019.

The above statements are true and correct to the best of my and the Firm's knowledge.

H. Richard Dobson, Jr., CCO/Vice President/FinOp
American Financial Securities, Inc.



CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
American Financial Securities, Inc.
Cedar Falls, Iowa

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) American Financial Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the exemption provisions) and (2) American Financial Securities, Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CliftonLarson Allen LLP

CliftonLarsonAllen LLP

St Joseph, Missouri
February 10, 2020



A member of
Nexia
International